SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital (Master), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

John Petry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IN

Items 4 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by (i) Sessa Capital (Master), L.P., a Cayman Islands exempted limited partnership (“Sessa Capital”), as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., a Delaware limited partnership (“Sessa IM”), as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP (Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

No change except for the addition of the following:

On May 23, 2016, Sessa Capital issued a press release in response to the decisions on May 20, 2016 by the District Court for the Northern District of Texas in the lawsuits brought by Sessa Capital and AHP in connection with Sessa Capital’s proxy contest relating to the election of directors at AHP. A copy of Sessa Capital’s press release is attached as Exhibit 1 and incorporated by reference in this Item 4 in its entirety. Copies of the District Court’s orders are attached as Exhibits 2 and 3 and incorporated by reference in this Item 4 in their entirety.

The Reporting Persons intend to continue to monitor actions by AHP’s board, and, depending on the outcome of the pending litigation, among other factors previously reported in this Statement on Schedule 13D, will consider taking further action to protect their interests and the interests of stockholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Schedule 13D.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Press Release dated May 23, 2016 issued by Sessa Capital.

Exhibit 2	Order of the District Court for the Northern District of Texas dated May 20, 2016 in Civil Action No. 3:16-CV-0527-N

Exhibit 3	Order of the District Court for the Northern District of Texas dated May 20, 2016 in Civil Action No. 3:16-CV-0713-N

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2016

/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Exhibit 1

SESSA CAPITAL APPEALS TEXAS COURT RULING

Sessa Commences Appeal of Court Decision Denying Stockholders a Choice of Director Nominees

New York – May 23, 2016 – Sessa Capital (Master), L.P. (“Sessa”), owner of 8.2% of the outstanding common shares of Ashford Hospitality Prime, Inc. (NYSE: AHP) (“Ashford Prime” or the “Company”), today announced that it has commenced an appeal of the recent decisions by the United States District Court for the Northern District of Texas in connection with Sessa’s proxy contest with Ashford Prime. The appeal is being taken to the United States Court of Appeals for the Fifth Circuit. Sessa intends to request that the District Court’s orders be stayed and that Ashford Prime’s annual stockholders meeting, which is currently scheduled for June 10, 2016, be postponed until after the appeal is resolved. Sessa also intends to request that its appeal be expedited.

The District Court held that Maryland’s business judgment rule protects the decision of the Ashford Prime board to refuse to allow the Sessa nominees to stand for election against the incumbent directors. In its decisions, the District Court noted that Ashford Prime’s board contends Sessa has undisclosed plans for the Company that it did not adequately include in its nominee questionnaires in January 2016 or upon further request. The District Court held that the board “could rationally believe” such plans existed, although the District Court made no finding as to what those plans might be.

The District Court issued a preliminary injunction prohibiting Sessa from soliciting proxies for its nominees. Accordingly, Sessa will not solicit proxies for its nominees unless permitted to do so following the outcome of the appeal and the motions filed in connection with the appeal.

John Petry, Sessa’s principal, commented, “We are deeply disappointed in the District Court’s decision, which will deny Ashford Prime stockholders the opportunity to participate in a competitive director election. We believe that we have been transparent in our disclosures and that all of our plans and proposals for the Company required to be disclosed under the federal securities laws have been fully disclosed in our filings on Schedule 13D and in our proxy materials. We intend to vigorously pursue our appeal of the District Court’s decisions and hope that the courts will ultimately permit Ashford Prime’s stockholders to decide which directors should be their chosen representatives on the Company’s board.”

Media Contacts:

Sard Verbinnen & Co

Margaret Popper / Zachary Tramonti

212.687.8080

Exhibit 2

Case 3:16-cv-00527-N-BN Document 107 Filed 05/20/16 Page 1 of 13 PageID 4637

IN THE UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

ASHFORD HOSPITALITY PRIME, INC.,	§	
	§	
Plaintiff,	§	
	§	
v.	§	Civil Action No. 3:16-CV-0527-N
	§	
SESSA CAPITAL (MASTER), LP, *et al.*,	§	
	§	
Defendants.	§	

ASHFORD HOSPITALITY PRIME, INC.,	§	
	§	
Plaintiff,	§	
	§	
v.	§	Civil Action No. 3:16-CV-0713-N
	§	
SESSA CAPITAL (MASTER), LP, *et al.*,	§	
	§	
Defendants.	§	

ORDER

This Order addresses Sessa Capital (Master), L.P.'s ("Sessa") motion for preliminary injunction [12] and motion to amend scope of relief in Sessa's motion for preliminary injunction [86] in *Ashford Hospitality Prime, Inc. v. Sessa Capital (Master), LP*, Civil Action No. 3:16-cv-00527-N (N.D. Tex. filed Feb. 25, 2016) ("Ashford 1") and Ashford Hospitality Prime, Inc.'s ("Ashford Prime") motion for preliminary injunction [37] in *Ashford Hospitality Prime, Inc. v. Sessa Capital (Master), LP*, Civil Action No. 3:16-cv-00713-N (N.D. Tex. removed Mar. 14, 2016) ("Ashford 2"). The Court grants Ashford Prime's motion for preliminary injunction and denies Sessa's motions.

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I. ORIGINS OF THE DISPUTE

A. Ashford Prime Adopts the Third Amended and Restated Advisory Agreement

Ashford Prime is a publically-traded corporation that is based in Dallas and organized under the laws of Maryland. *See* Ashford Prime's Br. in Supp. of Mot. for Prelim. Inj. 4 [38], in Ashford 2 ("Ashford Prime's Mot. for Prelim. Inj."). The corporation invests in the hotel industry. *See* Sessa's Mem. of Law in Supp. of Mot. for Prelim. Inj. 2 [13], in Ashford 1 ("Sessa's Mot. for Prelim. Inj."). Apparently there was unrest among the stockholders of Ashford Prime regarding the company's management because at the 2014 annual meeting, the stockholders recommended that Ashford Prime's board opt out of the Maryland Unsolicited Takeover Act ("MUTA"). *See id.* Ashford Prime's board opposed this recommendation, but eventually complied a year later. *See id.*

A few weeks after it opted out of MUTA, the board, with the support of the independent directors, approved the Third Amended and Restated Advisory Agreement (the "TARAA") between Ashford Prime, Ashford Inc., Ashford LLC, Ashford OP, and Ashford Prime TRS Corporation. *See* Ashford Prime's Mot. for Prelim. Inj. 4. In the TARAA, Ashford Prime agreed that if stockholders voted to replace a majority of the board with nominees not approved by the current directors, Ashford's advisors could terminate the agreement and force Ashford Prime to pay a termination fee (the "Proxy Penalty"). Sessa's Mot. for Prelim. Inj. 5. The termination fee is enormous, especially when compared with Ashford Prime's market capitalization. Ashford Prime has stated that it believes the termination fee to be in the "hundreds of millions of dollars." *Id.* Ashford Prime's market

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capitalization is approximately $300 million. *Id.* In exchange for the termination fee amendment, Ashford Prime received concessions from its advisors, including the following: (1) the term of the advisory agreement was shortened; (2) the base fee payable to the advisors was adjusted; and (3) the advisors agreed to make "key money investments" in Ashford Prime to support certain acquisitions. *See* Ashford Prime's Resp. 6 [37], in Ashford 1.

B. Sessa Vies for Control

Sessa is a member of the web of companies and partnerships that comprise the New York-based hedge fund managed by John Petry. *See* Ashford Prime's Mot. for Prelim. Inj. 4. Sessa owns approximately 8.2 percent of Ashford Prime's outstanding common stock. *Id.* at 7. Sessa advised Ashford Prime that it intended to nominate five candidates to Ashford Prime's seven member board. *See* Sessa's Mot. for Prelim. Inj. 8. Ashford Prime's bylaws require that potential nominees fill out a questionnaire that "include[s] all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest." *See id.* at 7. Sessa completed the questionnaires, but failed to answer all of the questions fully. *Id.* Sessa requested that the Ashford Prime board approve the Sessa candidates so that their election to the board would not trigger the Proxy Penalty in the TARAA.

C. The Ashford Prime Board Further Entrenches Itself

Rather than approve the Sessa candidates so that their nomination to the board would not trigger the Proxy Penalty, the Ashford Prime board launched a campaign against the Sessa candidates, warning voters that electing them to the board would "allow Ashford LLC

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to terminate the advisory agreement and require the Company to pay a substantial termination fee to Ashford LLC upon such termination." *See* Sessa's Mot. for Prelim. Inj. 9. This campaign apparently is having an effect. At least one analyst has advised that in light of the Proxy Penalty, "shareholders would be best served by voting against Sessa's nominees." *Id* at 10.

Ashford Prime's board filed a preliminary proxy stating that "the nominees set forth in Sessa's proxy materials cannot properly be brought before the annual meeting of stockholders" and Ashford Prime does "not intend to count any stockholder votes for Sessa's proposed nominees." Ashford Prime's Resp. to Sessa's Mot. to Amend Scope of Relief. 3 [102], in Ashford 1. Ashford Prime's board claims that Sessa's responses to the questionnaires for each of its nominees is deficient. *See* Ashford Prime's Mot. for Prelim. Inj. 7. Moreover, the board initiated an independent investigation into the Sessa candidates and found that Philip B. Livingston, one of Sessa's nominees, purchased approximately $40,000 in shares of Ashford Prime's common stock in January, 2016. *Id.* at 8. The board concluded that Livingston and Sessa had formed a "group" as it is defined in Section 13(d) of the Securities Exchange Act of 1934. *Id.* Ashford Prime also claims that Livingston engaged in resume padding by stating he was a Certified Public Accountant ("CPA"). *See id.* Livingston was formally a CPA, but he has let his certification lapse. *See id.*

D. The Parties Seek Judicial Relief

Ashford Prime filed two lawsuits against Sessa, Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Livingston, Lawrence A. Cunningham, Daniel B. Silvers, and Chris D. Wheeler, one in federal court and one in Texas state court.

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Ashford Prime's Original Pet. 1 [1-5], in Ashford 2; Ashford Prime's Compl. 1 [1], in Ashford 1. Sessa removed Ashford 2 from the state court to this Court. Sessa's Notice of Removal 1–2 [1], in Ashford 2. Sessa moved the Court for a preliminary injunction in Ashford 1, seeking relief that would require the Ashford Prime board to approve the Sessa candidates so that they could participate in the proxy contest. *See* Sessa's Mot. for Prelim. Inj. 23. Ashford Prime moved the Court for its own preliminary injunction in Ashford 2, seeking an order (1) finding that Sessa's slate of nominees is invalid and ineligible to stand for election to the board because of their failure to comply with the advance notice requirements in the bylaws; (2) enjoining Sessa from submitting its nominees to Ashford Prime shareholders for election; and (3) enjoining Sessa from soliciting proxy votes for its nominees or distributing any proxy materials regarding the nominees. Ashford Prime's Mot. for Prelim. Inj. 25.[1]

II. THE COURT APPLIES MARYLAND'S BUSINESS JUDGMENT RULE

Sessa argues that "in Maryland, the business judgment rule does not apply when stockholders are directly injured by the actions of a board." *See* Sessa's Mot. for Prelim. Inj. 16. Sessa bases this argument on *Shenker v. Laureate Educ., Inc.*, 983 A.2d 408 (2009). However, in *Shenker* the Court of Appeals of Maryland, Maryland's highest court, held that "the business judgment rule applies to all decisions regarding [a] corporation's management." *Shenker*, 983 A.2d at 424. Moreover, the Maryland Code of Corporations and Associations states: "[a]n act of a director relating to or affecting an acquisition or a potential acquisition

[1]Sessa filed a motion to amend the scope of relief in its motion for preliminary injunction. Mot. to Am. Scope of Relief in Sessa's Mot. for Prelim. Inj. [86], in Ashford 1. Sessa seeks to add several new requests for relief to its motion for preliminary injunction.

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of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director." MD. CODE ANN., CORPS. & ASS'NS § 2-405.1. The court in *Shenker* found that this statute was meant to reject "in Maryland the heightened scrutiny imposed on directors of Delaware corporations in hostile takeover situations by the Delaware Supreme Court in *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946 (Del. 1985)." *Shenker*, 983 A.2d at 427. The court acknowledged that this was "a relatively rare rejection in Maryland of Delaware's acknowledged leadership in developing a coherent body of corporate law to which we and many other states ordinarily look for guidance [in matters of corporate law]." *Id.*

Shenker stands for the proposition that once a "threshold decision to sell" a company has been made, a board owes "fiduciary duties of candor and maximization of shareholder value to [shareholders], common law duties not encompassed or superseded by § 2–405.1(a)." *Id.* at 422. Notably, however, the Maryland legislature apparently found even these modest common law duties to be unfavorable. It has since amended the Maryland Code of Corporations & Associations § 2-405.1 to provide that, even in the context of selling the company, courts will review directors' decisions only under the Maryland business judgment rule. "[This section is] the sole source of duties of a director to the corporation or the stockholders of the corporation . . . ." 2016 Md. Laws Ch. 170 (S.B. 148). This amendment takes effect in Maryland on October 1, 2016. *Id.* Accordingly, the Court applies

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the business judgment rule when reviewing decisions regarding a corporation's management.[2]

In Maryland "the business judgment rule . . . insulat[es] the business decisions made by [directors] from judicial review, absent a showing of fraud, self-dealing, unconscionable conduct, or bad faith. *Shenker v. Laureate Educ., Inc.*, 983 A.2d 408, 424 (Md. 2009); *see also N.A.A.C.P. v. Golding*, 679 A.2d 554, 559 (Md. 1996) ("The business judgment rule insulates business decisions from judicial review absent a showing that the officers acted fraudulently or in bad faith."). The Supreme Court of Delaware explained that when applying the business judgment rule, courts should determine whether there is "any rational business purpose" for a board's decision. *Paramount Commc'ns Inc. v. QVC Network Inc.*, 637 A.2d 34, 46 n.17 (Del. 1994). The rationale for this rule is

> [a]lthough directors of a corporation have a fiduciary relationship to the shareholders, they are not expected to be incapable of error. All that is required is that persons in such positions act reasonably and in good faith in carrying out their duties. . . . Courts will not second-guess the actions of directors unless it appears that they are the result of fraud, dishonesty or incompetence.

N.A.A.C.P., 679 A.2d at 559.

Overcoming the business judgment rule is difficult. "Under the Business Judgment Rule, there is a presumption that directors of a corporation acted in good faith and in the best interest of the corporation." *Wittman v. Crooke*, 707 A.2d 422, 425 (Md. 1998). And "the party challenging the validity of a board's actions must produce evidence sufficient to rebut

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[2]The Court does not necessarily endorse this result, but that choice is up to Maryland.

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this presumption." *Id.* "It is well established that courts generally will not interfere with the internal management of a corporation." *Shenker*, 983 A.2d at 424 (internal punctuation and citation removed). One way to overcome the business judgment rule is to show that the directors acted in bad faith. A movant can demonstrate the bad faith of the board by providing evidence that "the decision under attack is so far beyond the bounds of reasonable judgment that it seems essentially inexplicable on any ground other than bad faith." *In re Alloy, Inc. S'holder Litig.*, 2011 WL 4863716, at *9 (Del. Ch. 2011). A movant can also show bad faith by demonstrating that a "fiduciary intentionally fails to act in the face of a known duty to act, demonstrating a conscious disregard for his duties." *In re BJ's Wholesale Club, Inc. S'holders Litig.*, 2013 WL 396202, at *7 (Del. Ch. 2013).

III. THE COURT DENIES SESSA'S MOTION FOR PRELIMINARY INJUNCTION AND GRANTS ASHFORD PRIME'S MOTION FOR PRELIMINARY INJUNCTION

A. Legal Standard for Preliminary Injunction

The decision to grant or deny a preliminary injunction lies within the sound discretion of the district court. *Miss. Power & Light Co. v. United Gas Pipe Line Co.*, 760 F.2d 618, 621 (5th Cir. 1985). A preliminary injunction is an extraordinary and drastic remedy, not to be granted routinely, but only when the movant, by a clear showing, carries the burden of persuasion. *Harris Cty. v. CarMax Auto Superstores, Inc.*, 177 F.3d 306, 312 (5th Cir. 1999). To obtain a preliminary injunction, the movant must establish the following: (1) a substantial likelihood that the movant will ultimately prevail on the merits; (2) a substantial threat that the movant will suffer irreparable injury if the preliminary injunction is denied; (3) that the potential injury to the movant outweighs whatever damage the proposed

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injunction may cause the opposing party; and (4) that granting the preliminary injunction will not disserve the public interest. *Guy Carpenter & Co. v. Provenzale*, 334 F.3d 459, 464 (5th Cir. 2003).

B. Ashford Prime Is Likely to Succeed

Sessa claims that the Ashford Prime board is breaching its fiduciary duties by using the advance notice bylaws to prevent Sessa from putting up its candidates for election at Ashford Prime's annual meeting. *See* Sessa's Mot. for Prelim. Inj. 12–16, 18–20. As discussed above, the Court reviews Ashford Prime's board's decision to withhold approval of Sessa's candidates under Maryland's business judgment rule.

The advance notice provisions of Ashford Prime's bylaws require those seeking nomination to the board to provide "all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest." *Id.* at 7. The Security Exchange Act of 1934 requires potential nominees to "[d]escribe any plans or proposals" that would result in a sale or transfer of material assets, any extraordinary corporate transaction, any other material change to the corporate structure, or any similar action. *See* 17 C.F.R. § 240.13d-101.

The Sessa candidates claim that they have no plans for Ashford Prime if they take control of the board, and they refused to provide any substantive answers to questions about their plans. They maintain this position despite the existence of correspondence that reveals discussions at Sessa about how to amend Ashford Prime's bylaws and stop acquisitions,

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ideas for a litigation strategy with regard to the Proxy Penalty; and details of a "gameplan" for selling the company. *See* Ashford Prime's Reply 5–6 [77], in Ashford 2. For example, during a phone call between Petry and the Sessa candidates, Livingston stated that he "would be interested in what would be the gameplan after election." App. in Supp. of Ashford Prime's Reply, Ex. K, 620 [77-3], in Ashford 2. Petry responded by explaining that he would want to maximize value, and in today's environment that would mean having a "real and fair sale process." *Id.* Petry added that first they would need to deal with the Proxy Penalty. *Id.* Moreover, in an email to his employees, Petry explained his thoughts about convincing Institutional Shareholder Services Inc. (ISS) to recommend to shareholders to vote for Sessa's nominees. One of his comments was that it would be important to present ISS with a plan such as "internalizing, amending bylaws, stopping acquisitions." *Id.* Ex. O, 633. Petry believed the "big ISS hurdle" would be having "a plan for the termination fee." *Id.* at 635. One Sessa employee wrote to Petry, "I do think, though, that we need to have a gameplan if were to get involved [with Ashford Prime]." *Id.* Ex. P, 637.

When the board determined that the Sessa candidates' responses to the questionnaires were deficient, it offered the candidates a chance to amend their answers. The Sessa candidates refused. Ashford Prime's Mot. for Prelim. Inj. 12. The board apparently does not believe that a sophisticated hedge fund would engage in expensive litigation and a difficult proxy contest without any plans for the company after it seized control. In light of the evidence supporting the board's contention that Sessa has plans for Ashford Prime after it assumes control of the board, the board could rationally believe the Sessa candidates had a

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plan they refused to disclose in their questionnaires and thus were ineligible. The Court concludes that the business judgment rule protects Ashford Prime's board's decision to deny approving the Sessa candidates for the proxy contest and election. Thus, the Sessa candidates failed to show a substantial likelihood that they will ultimately prevail on the merits. Accordingly, the Court denies Sessa's motion for preliminary injunction.[3] Conversely, Ashford Prime is likely to succeed on the merits.[4]

C. The Other Factors Favor Ashford Prime's Motion for Preliminary Injunction

As discussed above, the Ashford Prime board has reasonably determined that the Sessa candidates are ineligible. Allowing the Sessa nominees to stand for election or solicit proxy votes or distribute proxy materials regarding the nominees when they are ineligible will cause Ashford Prime irreparable injury. *See Mills v. Elec. Auto-Lite Co.*, 396 U.S. 375, 384 (1970); *see also Lichtenberg v. Besicorp Grp. Inc.*, 43 F. Supp. 2d 376, 390 (S.D.N.Y. 1999) (finding that forcing shareholders to vote on the basis of a materially misleading proxy "establishes the irreparable harm sought to be prevented by § 14(a) of the [Securities Exchange Act]"). The Court concludes that the balance of the hardships weighs in favor of granting Ashford Prime's preliminary injunction because allowing Sessa to solicit proxies could potentially cause Ashford Prime's shareholders to cast meaningless votes for invalid

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[3]In light of the Court's denial of Sessa's motion for preliminary injunction, the Court denies as moot Sessa's motion to amend scope of relief in Sessa's motion for preliminary injunction.

[4]Because the Court concludes that Ashford Prime is likely to prevail on this claim, it does not address Ashford Prime's other arguments regarding the Sessa candidates' failure to disclose a group and Mr. Livingston's resume padding and failure to disclose his purchase of Ashford Prime stock in January.

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nominees. Finally, the Court concludes that granting the preliminary injunction is in the public interest because an injunction will diminish shareholder confusion at the annual meeting. Accordingly, the Court grants Ashford Prime's motion for preliminary injunction.

CONCLUSION

The Court denies Sessa's motion for preliminary injunction. In light of this denial, the Court denies as moot Sessa's motion to amend scope of relief in Sessa's motion for preliminary injunction. The Court grants Ashford Prime's motion for preliminary injunction as follows: (1) Sessa's slate of candidates is invalid and ineligible to stand for election to Ashford Prime's board at the 2016 annual meeting because of the board's finding that the candidates' failed to comply with the advance notice requirements in submitting nomination materials; (2) the Court enjoins Sessa, or any person acting in active concert with Sessa, from submitting or purporting to submit Sessa's candidates to Ashford Prime's shareholders for election to the board for its 2016 annual meeting; (3) the Court enjoins Sessa, or any person acting in active concert with Sessa, from soliciting proxy votes for Sessa's candidates or distributing any proxy materials regarding Sessa's candidates.

Pursuant to Federal Rule of Civil Procedure 65, the preliminary injunction is valid only if Ashford Prime gives security in the amount of $100,000, an amount the Court considers proper to pay the costs and damages sustained by Sessa if it is found to have been wrongfully enjoined. FED. R. CIV. P. 65.

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Signed May 20, 2016.

David C. Godbey
United States District Judge

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Exhibit 3

Case 3:16-cv-00713-N-BN Document 83 Filed 05/20/16 Page 1 of 13 PageID 5144

IN THE UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

ASHFORD HOSPITALITY PRIME, INC.,	§	
	§	
Plaintiff,	§	
	§	
v.	§	Civil Action No. 3:16-CV-0527-N
	§	
SESSA CAPITAL (MASTER), LP, *et al.*,	§	
	§	
Defendants.	§	

ASHFORD HOSPITALITY PRIME, INC.,	§	
	§	
Plaintiff,	§	
	§	
v.	§	Civil Action No. 3:16-CV-0713-N
	§	
SESSA CAPITAL (MASTER), LP, *et al.*,	§	
	§	
Defendants.	§	

ORDER

This Order addresses Sessa Capital (Master), L.P.'s ("Sessa") motion for preliminary injunction [12] and motion to amend scope of relief in Sessa's motion for preliminary injunction [86] in *Ashford Hospitality Prime, Inc. v. Sessa Capital (Master), LP*, Civil Action No. 3:16-cv-00527-N (N.D. Tex. filed Feb. 25, 2016) ("Ashford 1") and Ashford Hospitality Prime, Inc.'s ("Ashford Prime") motion for preliminary injunction [37] in *Ashford Hospitality Prime, Inc. v. Sessa Capital (Master), LP*, Civil Action No. 3:16-cv-00713-N (N.D. Tex. removed Mar. 14, 2016) ("Ashford 2"). The Court grants Ashford Prime's motion for preliminary injunction and denies Sessa's motions.

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I. ORIGINS OF THE DISPUTE

A. Ashford Prime Adopts the Third Amended and Restated Advisory Agreement

Ashford Prime is a publically-traded corporation that is based in Dallas and organized under the laws of Maryland. *See* Ashford Prime's Br. in Supp. of Mot. for Prelim. Inj. 4 [38], in Ashford 2 ("Ashford Prime's Mot. for Prelim. Inj."). The corporation invests in the hotel industry. *See* Sessa's Mem. of Law in Supp. of Mot. for Prelim. Inj. 2 [13], in Ashford 1 ("Sessa's Mot. for Prelim. Inj."). Apparently there was unrest among the stockholders of Ashford Prime regarding the company's management because at the 2014 annual meeting, the stockholders recommended that Ashford Prime's board opt out of the Maryland Unsolicited Takeover Act ("MUTA"). *See id.* Ashford Prime's board opposed this recommendation, but eventually complied a year later. *See id.*

A few weeks after it opted out of MUTA, the board, with the support of the independent directors, approved the Third Amended and Restated Advisory Agreement (the "TARAA") between Ashford Prime, Ashford Inc., Ashford LLC, Ashford OP, and Ashford Prime TRS Corporation. *See* Ashford Prime's Mot. for Prelim. Inj. 4. In the TARAA, Ashford Prime agreed that if stockholders voted to replace a majority of the board with nominees not approved by the current directors, Ashford's advisors could terminate the agreement and force Ashford Prime to pay a termination fee (the "Proxy Penalty"). Sessa's Mot. for Prelim. Inj. 5. The termination fee is enormous, especially when compared with Ashford Prime's market capitalization. Ashford Prime has stated that it believes the termination fee to be in the "hundreds of millions of dollars." *Id.* Ashford Prime's market

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capitalization is approximately $300 million. *Id.* In exchange for the termination fee amendment, Ashford Prime received concessions from its advisors, including the following: (1) the term of the advisory agreement was shortened; (2) the base fee payable to the advisors was adjusted; and (3) the advisors agreed to make "key money investments" in Ashford Prime to support certain acquisitions. *See* Ashford Prime's Resp. 6 [37], in Ashford 1.

B. Sessa Vies for Control

Sessa is a member of the web of companies and partnerships that comprise the New York-based hedge fund managed by John Petry. *See* Ashford Prime's Mot. for Prelim. Inj. 4. Sessa owns approximately 8.2 percent of Ashford Prime's outstanding common stock. *Id.* at 7. Sessa advised Ashford Prime that it intended to nominate five candidates to Ashford Prime's seven member board. *See* Sessa's Mot. for Prelim. Inj. 8. Ashford Prime's bylaws require that potential nominees fill out a questionnaire that "include[s] all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest." *See id.* at 7. Sessa completed the questionnaires, but failed to answer all of the questions fully. *Id.* Sessa requested that the Ashford Prime board approve the Sessa candidates so that their election to the board would not trigger the Proxy Penalty in the TARAA.

C. The Ashford Prime Board Further Entrenches Itself

Rather than approve the Sessa candidates so that their nomination to the board would not trigger the Proxy Penalty, the Ashford Prime board launched a campaign against the Sessa candidates, warning voters that electing them to the board would "allow Ashford LLC

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to terminate the advisory agreement and require the Company to pay a substantial termination fee to Ashford LLC upon such termination." *See* Sessa's Mot. for Prelim. Inj. 9. This campaign apparently is having an effect. At least one analyst has advised that in light of the Proxy Penalty, "shareholders would be best served by voting against Sessa's nominees." *Id* at 10.

Ashford Prime's board filed a preliminary proxy stating that "the nominees set forth in Sessa's proxy materials cannot properly be brought before the annual meeting of stockholders" and Ashford Prime does "not intend to count any stockholder votes for Sessa's proposed nominees." Ashford Prime's Resp. to Sessa's Mot. to Amend Scope of Relief. 3 [102], in Ashford 1. Ashford Prime's board claims that Sessa's responses to the questionnaires for each of its nominees is deficient. *See* Ashford Prime's Mot. for Prelim. Inj. 7. Moreover, the board initiated an independent investigation into the Sessa candidates and found that Philip B. Livingston, one of Sessa's nominees, purchased approximately $40,000 in shares of Ashford Prime's common stock in January, 2016. *Id.* at 8. The board concluded that Livingston and Sessa had formed a "group" as it is defined in Section 13(d) of the Securities Exchange Act of 1934. *Id.* Ashford Prime also claims that Livingston engaged in resume padding by stating he was a Certified Public Accountant ("CPA"). *See id.* Livingston was formally a CPA, but he has let his certification lapse. *See id.*

D. The Parties Seek Judicial Relief

Ashford Prime filed two lawsuits against Sessa, Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Livingston, Lawrence A. Cunningham, Daniel B. Silvers, and Chris D. Wheeler, one in federal court and one in Texas state court.

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Ashford Prime's Original Pet. 1 [1-5], in Ashford 2; Ashford Prime's Compl. 1 [1], in Ashford 1. Sessa removed Ashford 2 from the state court to this Court. Sessa's Notice of Removal 1–2 [1], in Ashford 2. Sessa moved the Court for a preliminary injunction in Ashford 1, seeking relief that would require the Ashford Prime board to approve the Sessa candidates so that they could participate in the proxy contest. *See* Sessa's Mot. for Prelim. Inj. 23. Ashford Prime moved the Court for its own preliminary injunction in Ashford 2, seeking an order (1) finding that Sessa's slate of nominees is invalid and ineligible to stand for election to the board because of their failure to comply with the advance notice requirements in the bylaws; (2) enjoining Sessa from submitting its nominees to Ashford Prime shareholders for election; and (3) enjoining Sessa from soliciting proxy votes for its nominees or distributing any proxy materials regarding the nominees. Ashford Prime's Mot. for Prelim. Inj. 25.[1]

II. THE COURT APPLIES MARYLAND'S BUSINESS JUDGMENT RULE

Sessa argues that "in Maryland, the business judgment rule does not apply when stockholders are directly injured by the actions of a board." *See* Sessa's Mot. for Prelim. Inj. 16. Sessa bases this argument on *Shenker v. Laureate Educ., Inc.*, 983 A.2d 408 (2009). However, in *Shenker* the Court of Appeals of Maryland, Maryland's highest court, held that "the business judgment rule applies to all decisions regarding [a] corporation's management." *Shenker*, 983 A.2d at 424. Moreover, the Maryland Code of Corporations and Associations states: "[a]n act of a director relating to or affecting an acquisition or a potential acquisition

[1] Sessa filed a motion to amend the scope of relief in its motion for preliminary injunction. Mot. to Am. Scope of Relief in Sessa's Mot. for Prelim. Inj. [86], in Ashford 1. Sessa seeks to add several new requests for relief to its motion for preliminary injunction.

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of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director." MD. CODE ANN., CORPS. & ASS'NS § 2-405.1. The court in *Shenker* found that this statute was meant to reject "in Maryland the heightened scrutiny imposed on directors of Delaware corporations in hostile takeover situations by the Delaware Supreme Court in *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946 (Del. 1985)." *Shenker*, 983 A.2d at 427. The court acknowledged that this was "a relatively rare rejection in Maryland of Delaware's acknowledged leadership in developing a coherent body of corporate law to which we and many other states ordinarily look for guidance [in matters of corporate law]." *Id.*

Shenker stands for the proposition that once a "threshold decision to sell" a company has been made, a board owes "fiduciary duties of candor and maximization of shareholder value to [shareholders], common law duties not encompassed or superseded by § 2–405.1(a)." *Id.* at 422. Notably, however, the Maryland legislature apparently found even these modest common law duties to be unfavorable. It has since amended the Maryland Code of Corporations & Associations § 2-405.1 to provide that, even in the context of selling the company, courts will review directors' decisions only under the Maryland business judgment rule. "[This section is] the sole source of duties of a director to the corporation or the stockholders of the corporation . . . ." 2016 Md. Laws Ch. 170 (S.B. 148). This amendment takes effect in Maryland on October 1, 2016. *Id.* Accordingly, the Court applies

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the business judgment rule when reviewing decisions regarding a corporation's management.[2]

In Maryland "the business judgment rule . . . insulat[es] the business decisions made by [directors] from judicial review, absent a showing of fraud, self-dealing, unconscionable conduct, or bad faith. *Shenker v. Laureate Educ., Inc.*, 983 A.2d 408, 424 (Md. 2009); *see also N.A.A.C.P. v. Golding*, 679 A.2d 554, 559 (Md. 1996) ("The business judgment rule insulates business decisions from judicial review absent a showing that the officers acted fraudulently or in bad faith."). The Supreme Court of Delaware explained that when applying the business judgment rule, courts should determine whether there is "any rational business purpose" for a board's decision. *Paramount Commc'ns Inc. v. QVC Network Inc.*, 637 A.2d 34, 46 n.17 (Del. 1994). The rationale for this rule is

> [a]lthough directors of a corporation have a fiduciary relationship to the shareholders, they are not expected to be incapable of error. All that is required is that persons in such positions act reasonably and in good faith in carrying out their duties. . . . Courts will not second-guess the actions of directors unless it appears that they are the result of fraud, dishonesty or incompetence.

N.A.A.C.P., 679 A.2d at 559.

Overcoming the business judgment rule is difficult. "Under the Business Judgment Rule, there is a presumption that directors of a corporation acted in good faith and in the best interest of the corporation." *Wittman v. Crooke*, 707 A.2d 422, 425 (Md. 1998). And "the party challenging the validity of a board's actions must produce evidence sufficient to rebut

[2]The Court does not necessarily endorse this result, but that choice is up to Maryland.

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this presumption." *Id.* "It is well established that courts generally will not interfere with the internal management of a corporation." *Shenker*, 983 A.2d at 424 (internal punctuation and citation removed). One way to overcome the business judgment rule is to show that the directors acted in bad faith. A movant can demonstrate the bad faith of the board by providing evidence that "the decision under attack is so far beyond the bounds of reasonable judgment that it seems essentially inexplicable on any ground other than bad faith." *In re Alloy, Inc. S'holder Litig.*, 2011 WL 4863716, at *9 (Del. Ch. 2011). A movant can also show bad faith by demonstrating that a "fiduciary intentionally fails to act in the face of a known duty to act, demonstrating a conscious disregard for his duties." *In re BJ's Wholesale Club, Inc. S'holders Litig.*, 2013 WL 396202, at *7 (Del. Ch. 2013).

III. THE COURT DENIES SESSA'S MOTION FOR PRELIMINARY INJUNCTION AND GRANTS ASHFORD PRIME'S MOTION FOR PRELIMINARY INJUNCTION

A. Legal Standard for Preliminary Injunction

The decision to grant or deny a preliminary injunction lies within the sound discretion of the district court. *Miss. Power & Light Co. v. United Gas Pipe Line Co.*, 760 F.2d 618, 621 (5th Cir. 1985). A preliminary injunction is an extraordinary and drastic remedy, not to be granted routinely, but only when the movant, by a clear showing, carries the burden of persuasion. *Harris Cty. v. CarMax Auto Superstores, Inc.*, 177 F.3d 306, 312 (5th Cir. 1999). To obtain a preliminary injunction, the movant must establish the following: (1) a substantial likelihood that the movant will ultimately prevail on the merits; (2) a substantial threat that the movant will suffer irreparable injury if the preliminary injunction is denied; (3) that the potential injury to the movant outweighs whatever damage the proposed

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injunction may cause the opposing party; and (4) that granting the preliminary injunction will not disserve the public interest. *Guy Carpenter & Co. v. Provenzale*, 334 F.3d 459, 464 (5th Cir. 2003).

B. Ashford Prime Is Likely to Succeed

Sessa claims that the Ashford Prime board is breaching its fiduciary duties by using the advance notice bylaws to prevent Sessa from putting up its candidates for election at Ashford Prime's annual meeting. *See* Sessa's Mot. for Prelim. Inj. 12–16, 18–20. As discussed above, the Court reviews Ashford Prime's board's decision to withhold approval of Sessa's candidates under Maryland's business judgment rule.

The advance notice provisions of Ashford Prime's bylaws require those seeking nomination to the board to provide "all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest." *Id.* at 7. The Security Exchange Act of 1934 requires potential nominees to "[d]escribe any plans or proposals" that would result in a sale or transfer of material assets, any extraordinary corporate transaction, any other material change to the corporate structure, or any similar action. *See* 17 C.F.R. § 240.13d-101.

The Sessa candidates claim that they have no plans for Ashford Prime if they take control of the board, and they refused to provide any substantive answers to questions about their plans. They maintain this position despite the existence of correspondence that reveals discussions at Sessa about how to amend Ashford Prime's bylaws and stop acquisitions,

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ideas for a litigation strategy with regard to the Proxy Penalty; and details of a "gameplan" for selling the company. *See* Ashford Prime's Reply 5–6 [77], in Ashford 2. For example, during a phone call between Petry and the Sessa candidates, Livingston stated that he "would be interested in what would be the gameplan after election." App. in Supp. of Ashford Prime's Reply, Ex. K, 620 [77-3], in Ashford 2. Petry responded by explaining that he would want to maximize value, and in today's environment that would mean having a "real and fair sale process." *Id.* Petry added that first they would need to deal with the Proxy Penalty. *Id.* Moreover, in an email to his employees, Petry explained his thoughts about convincing Institutional Shareholder Services Inc. (ISS) to recommend to shareholders to vote for Sessa's nominees. One of his comments was that it would be important to present ISS with a plan such as "internalizing, amending bylaws, stopping acquisitions." *Id.* Ex. O, 633. Petry believed the "big ISS hurdle" would be having "a plan for the termination fee." *Id.* at 635. One Sessa employee wrote to Petry, "I do think, though, that we need to have a gameplan if were to get involved [with Ashford Prime]." *Id.* Ex. P, 637.

When the board determined that the Sessa candidates' responses to the questionnaires were deficient, it offered the candidates a chance to amend their answers. The Sessa candidates refused. Ashford Prime's Mot. for Prelim. Inj. 12. The board apparently does not believe that a sophisticated hedge fund would engage in expensive litigation and a difficult proxy contest without any plans for the company after it seized control. In light of the evidence supporting the board's contention that Sessa has plans for Ashford Prime after it assumes control of the board, the board could rationally believe the Sessa candidates had a

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plan they refused to disclose in their questionnaires and thus were ineligible. The Court concludes that the business judgment rule protects Ashford Prime's board's decision to deny approving the Sessa candidates for the proxy contest and election. Thus, the Sessa candidates failed to show a substantial likelihood that they will ultimately prevail on the merits. Accordingly, the Court denies Sessa's motion for preliminary injunction.[3] Conversely, Ashford Prime is likely to succeed on the merits.[4]

C. The Other Factors Favor Ashford Prime's Motion for Preliminary Injunction

As discussed above, the Ashford Prime board has reasonably determined that the Sessa candidates are ineligible. Allowing the Sessa nominees to stand for election or solicit proxy votes or distribute proxy materials regarding the nominees when they are ineligible will cause Ashford Prime irreparable injury. *See Mills v. Elec. Auto-Lite Co.*, 396 U.S. 375, 384 (1970); *see also Lichtenberg v. Besicorp Grp. Inc.*, 43 F. Supp. 2d 376, 390 (S.D.N.Y. 1999) (finding that forcing shareholders to vote on the basis of a materially misleading proxy "establishes the irreparable harm sought to be prevented by § 14(a) of the [Securities Exchange Act]"). The Court concludes that the balance of the hardships weighs in favor of granting Ashford Prime's preliminary injunction because allowing Sessa to solicit proxies could potentially cause Ashford Prime's shareholders to cast meaningless votes for invalid

---

[3]In light of the Court's denial of Sessa's motion for preliminary injunction, the Court denies as moot Sessa's motion to amend scope of relief in Sessa's motion for preliminary injunction.

[4]Because the Court concludes that Ashford Prime is likely to prevail on this claim, it does not address Ashford Prime's other arguments regarding the Sessa candidates' failure to disclose a group and Mr. Livingston's resume padding and failure to disclose his purchase of Ashford Prime stock in January.

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nominees. Finally, the Court concludes that granting the preliminary injunction is in the public interest because an injunction will diminish shareholder confusion at the annual meeting. Accordingly, the Court grants Ashford Prime's motion for preliminary injunction.

CONCLUSION

The Court denies Sessa's motion for preliminary injunction. In light of this denial, the Court denies as moot Sessa's motion to amend scope of relief in Sessa's motion for preliminary injunction. The Court grants Ashford Prime's motion for preliminary injunction as follows: (1) Sessa's slate of candidates is invalid and ineligible to stand for election to Ashford Prime's board at the 2016 annual meeting because of the board's finding that the candidates' failed to comply with the advance notice requirements in submitting nomination materials; (2) the Court enjoins Sessa, or any person acting in active concert with Sessa, from submitting or purporting to submit Sessa's candidates to Ashford Prime's shareholders for election to the board for its 2016 annual meeting; (3) the Court enjoins Sessa, or any person acting in active concert with Sessa, from soliciting proxy votes for Sessa's candidates or distributing any proxy materials regarding Sessa's candidates.

Pursuant to Federal Rule of Civil Procedure 65, the preliminary injunction is valid only if Ashford Prime gives security in the amount of $100,000, an amount the Court considers proper to pay the costs and damages sustained by Sessa if it is found to have been wrongfully enjoined. FED. R. CIV. P. 65.

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Signed May 20, 2016.

David C. Godbey
United States District Judge

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